SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-15295

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: TELEDYNE TECHNOLOGIES INCORPORATED

12333 West Olympic Boulevard Los Angeles, California 90064-1021

Teledyne Technologies Incorporated 401(k) Plan
Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2001

Report of Independent Auditors

Teledyne Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 12, 2002

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits
(In Thousands)

	December 31

	2001	2000

Assets
Investments, at fair value	$122,191	$125,058
Contributions receivable:
Employee	60	428
Employer	5	95
Due from broker for investments sold	10	3

Total assets	122,266	125,584

Liabilities
Due to broker for investments purchased	48	29

Net assets available for benefits	$122,218	$125,555

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001
(In Thousands)

Additions:
Contributions:
Employee	$14,586
Employer	3,021
Rollover	1,777
Interest and dividend income	2,985
Other	116

Total additions	22,485

Deductions:
Distributions to participants	10,315
Net depreciation in fair value of investments	15,485
Administrative and other expenses	22

Total deductions	25,822

Net decrease	(3,337)
Net assets available for benefits:
Beginning of year	125,555

End of year	$122,218

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2001

1. Description of the Plan

     General

The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Teledyne or the Company). The Plan was established in April 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended in October 2001 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. For a more complete description of the Plan’s provisions please refer to the Plan document.

     Contributions

Participants can defer between 1% and 15%, subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for Company matching contributions following 90 days of service. Qualifying employee contributions are partially matched by the Company up to a maximum of $1,000 annually for each participant.

     Participant Accounts

Separate accounts are maintained by the recordkeeper for each participating employee. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the plan sponsor.

     Vesting

Participants are 100% vested in their contributions, Company matching contributions and all earnings thereon.

     Participant Loans

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2001

1. Description of the Plan (continued)

     Participant Loans (continued)

based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.

     Plan Termination

In the event that the Plan is terminated, or the plan sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document.

     Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participant’s contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash as a single lump sum or in installments.

     Administrative Expenses

The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

2. Significant Accounting Policies

     Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2001

2. Significant Accounting Policies (continued)

     Valuation of Investments

Mutual funds and common collective trust funds are stated at their unit values established for each fund by the fund manager, at each valuation date, which fluctuate with the value of the assets in each fund. Units of the Teledyne, Allegheny Technologies Incorporated (Allegheny Technologies) and Water Pik Technologies, Inc. (Water Pik Technologies) stock funds are valued principally on the basis of the market value of the respective common stock. Other common stocks are stated at their quoted market price. Participant loans are stated at their outstanding balance which approximates fair value.

     Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, mutual funds and other investments as stipulated in the Plan document.

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000 (in thousands):

	2001	2000

Fidelity Fund	$44,510	$51,375
Fidelity Growth Company Fund	12,195	13,562
Fidelity Freedom Fund 2020	12,290	13,790
Fidelity Freedom Fund 2030	6,686	7,329
Fidelity Retirement Money Market Portfolio	14,452	*
Fidelity U.S. Bond Index Fund	6,487	*

*	Investment balance represents less than 5% of the Plan’s net assets.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2001

3. Investments (continued)

During 2001, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated (depreciated) in fair value as follows (in thousands):

Mutual funds	$(13,810)
Common stock	(1,675)

$(15,485)

4. Income Tax Status

The Company has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Parties-in-Interest

During 2001 and 2000, the Plan invested in mutual funds managed by Fidelity. Trustee and investment fees paid during 2001 were based on customary and reasonable rates for such services.

One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 213,120 and 247,209 shares of Teledyne Technologies Incorporated common stock at December 31, 2001 and 2000, respectively.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan

EIN: 25-1843385 Plan: 002

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2001

(In thousands, except for unit/share information)

	Description of
	Investment
	Including Maturity
	Date, Rate
	of Interest,
Identity of Issue, Borrower,	Collateral, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Fidelity Retirement Money Market Portfolio*	14,451,733	$14,452
Fidelity Capital and Income Fund*	34,311	233
Fidelity U.S. Bond Index Fund*	600,669	6,487
Fidelity Fund*	1,541,215	44,510
Fidelity Capital Appreciation Fund*	14,283	294
Fidelity Growth Company Fund*	229,138	12,195
Fidelity Large Cap Stock Fund*	42,802	623
Fidelity Mid-Cap Stock Fund*	161,021	3,634
Fidelity Value Fund*	37,098	1,911
Fidelity Diversified International Fund*	139,633	2,664
Fidelity Brokerage Link		1,228
Teledyne Technologies Incorporated Common Stock*	213,120	3,472
Allegheny Technologies Common Stock	66,501	1,114
Water Pik Technologies Common Stock	6,324	55
Fidelity Freedom Income Fund*	98,857	1,081
Fidelity Freedom Fund 2000*	15,996	184
Fidelity Freedom Fund 2010*	345,107	4,352
Fidelity Freedom Fund 2020*	976,981	12,290
Fidelity Freedom Fund 2030*	532,296	6,686
Fidelity Freedom Fund 2040*	32,552	241
Colchester Street Money Market Portfolio		333
Participant Loans*	With interest rates ranging from 5.75% to 9.5% and maturity dates through 2016	4,152

		$122,191

*     Party-in-interest as defined by ERISA

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

23	Consent of Independent Auditors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

Plan Administrative Committee

By:	/s/ ROBYN E. CHOI

Member